UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 6)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

CYBERONICS, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

23251P102

(CUSIP Number)

Metropolitan Capital Advisors, Inc.

and

The Committee for Concerned Cyberonics, Inc. Shareholders

c/o Bedford Falls Investors, L.P.

660 Madison Avenue, 20th Floor

New York, NY 10021

(212) 486-8100

Copies to:

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, Suite 4400

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION

This Amendment No. 6 relates to the Schedule 13D filed with the Securities and Exchange Commission on September 11, 2006, as amended by Amendment No. 1 filed on September 28, 2006, Amendment No. 2 filed on November 1, 2006, Amendment No. 3 filed on November 21, 2006, Amendment No. 4 filed on November 28, 2006 and Amendment No. 5 filed on November 30, 2006 by Metropolitan SPV, L.P., a Delaware limited partnership (“SPV”); Metropolitan SPV GP, L.L.C., a Delaware limited liability company (“SPV GP”); Bedford Falls Investors, L.P., a Delaware limited partnership (“Bedford”); Metropolitan Capital Advisors, L.P., a Delaware limited partnership (“MetCap”); Metropolitan Capital Advisors, Inc., a New York corporation (“MetCap GP”); Metropolitan Capital Partners II, L.P., a New York limited partnership (“Partners II”); KJ Advisors, Inc., a New York corporation (“Partners II GP”); Metropolitan Capital Advisors International Limited, a British Virgin Islands international business company (“MetCap International”); Metropolitan Capital Partners III, L.P., a Delaware limited partnership (“Partners III”); Metropolitan Capital III, Inc., a Delaware corporation (“Partners III GP”); Metropolitan Capital Advisors Select Fund, L.P., a Delaware limited partnership (“Select”); Metropolitan Capital Select, L.L.C., a Delaware limited liability company (“Select GP”) (each of the foregoing, collectively the “MetCap Entities”); Jeffrey E. Schwarz, a citizen of the United States of America (“Schwarz”); Karen Finerman, a citizen of the United States of America (“Finerman”); and The Committee for Concerned Cyberonics, Inc. Shareholders (the “Committee”), which is not a business entity and has no place of organization (Schwarz, Finerman, the Committee and the MetCap Entities, collectively the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Shares”), of Cyberonics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 100 Cyberonics Blvd., Houston, Texas 77058.

ITEM 4. Purpose of Transaction.

On January 29, 2007, MetCap GP, on behalf of itself and the Committee, issued a press release announcing that the Committee’s three nominees, Alfred J. Novak, Arthur J. Rosenthal and Jeffrey E. Schwarz have accepted appointment to the board of directors of the Issuer following the resignations of the following three incumbent board members: Tony Coelho, Kevin S. Moore and Stanley H. Appel. A copy of the press release is filed as Exhibit 1 hereto and incorporated by reference herein.

ITEM 7. Material to be filed as Exhibits

Document

Exhibit 1 —	Press Release issued January 29, 2007.

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: January 29, 2007

METROPOLITAN SPV, L.P.

/s/ Karen Finerman
By:	Karen Finerman
Title:	Managing Member of Metropolitan SPV
GP, L.L.C., which is the general partner of Metropolitan SPV, L.P.

METROPOLITAN SPV GP, LLC

/s/ Karen Finerman
By:	Karen Finerman
Title:	Managing Member

BEDFORD FALLS INVESTORS, L.P.

/s/ Karen Finerman
By:	Karen Finerman
Title:	President of Metropolitan Capital Advisors, Inc., which is the general partner of Metropolitan Capital Advisors, L.P., which is the general partner of Bedford Falls Investors, L.P.

METROPOLITAN CAPITAL ADVISORS, INC.

/s/ Karen Finerman
By:	Karen Finerman
Title:	President of Metropolitan Capital Advisors, Inc.

METROPOLITAN CAPITAL ADVISORS, L.P.

/s/ Karen Finerman
By:	Karen Finerman
Title:	President of Metropolitan Capital Advisors, Inc., which is the general partner of Metropolitan Capital Advisors, L.P.

KJ ADVISORS, INC.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Chief Executive Officer

METROPOLITAN CAPITAL PARTNERS II, L.P.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Chief Executive Officer of KJ Advisors, Inc., which is the general partner of Metropolitan Capital Partners II, L.P.

METROPOLITAN CAPITAL III, INC.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Chief Executive Officer

METROPOLITAN CAPITAL PARTNERS III, L.P.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Chief Executive Officer of Metropolitan Capital III, Inc., which is the general partner of Metropolitan Capital Partners III, L.P.

METROPOLITAN CAPITAL ADVISORS SELECT FUND, L.P.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Managing Member of Metropolitan Capital Select, L.L.C., which is the general partner of Metropolitan Capital Advisors Select Fund, L.P.

METROPOLITAN CAPITAL SELECT, L.L.C.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Managing Member

METROPOLITAN CAPITAL ADVISORS INTERNATIONAL LIMITED

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Chief Executive Officer of Metropolitan Capital III, Inc., which is the general partner of Metropolitan Capital Partners III, L.P., which is the investment manager of Metropolitan Capital Advisors International Limited

/s/ Jeffrey E. Schwarz
Jeffrey E. Schwarz

/s/ Karen Finerman
Karen Finerman

Exhibit Index

Document

Exhibit 1 —	Press Release issued January 29, 2007.